EXHIBIT 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2 www.firstmininggold.com| 1-844-306-8827

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	2

2023 HIGHLIGHTS	3

SELECT FINANCIAL INFORMATION	4

ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS	5

NERAL PROPERTY PORTFOLIO GOLD RESERVES	6

NERAL PROPERTY PORTFOLIO GOLD RESOURCES	7

MINERAL PROPERTY PORTFOLIO REVIEW	8

SELECT QUARTERLY FINANCIAL INFORMATION	25

RESULTS OF CONTINUING OPERATIONS	26

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	27

FINANCIAL INSTRUMENTS	28

RELATED PARTY TRANSACTIONS	28

OFF-BALANCE SHEET ARRANGEMENTS	28

FINANCIAL LIABILITIES AND COMMITMENTS	28

NON-IFRS MEASURES	29

ACCOUNTING POLICIES	29

CRITICAL ACCOUNTING ESTIMATES	29

CRITICAL ACCOUNTING JUDGMENTS	29

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	30

RISKS AND UNCERTAINTIES	30

QUALIFIED PERSONS	33

SECURITIES OUTSTANDING	33

DISCLOSURE CONTROLS AND PROCEDURES	33

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	33

LIMITATIONS OF CONTROLS AND PROCEDURES	34

FORWARD-LOOKING INFORMATION	34

CAUTIONARY NOTE TO US. INVESTORS	35

Page 1

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

GENERAL

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of First Mining Gold Corp. (the “Company”, “First Mining”, or “FMG”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2023, in comparison to the corresponding prior-year period. This MD&A is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three months ended March 31, 2023 (collectively, the “Financial Statements”). These documents along with additional information on the Company, including the Company’s Annual Information Form (“AIF”) for the financial year ended December 31, 2022, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section in this MD&A titled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of May 11, 2023, and all information contained in this MD&A is current as of May 11, 2023.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario, including the surrounding Birch-Uchi mineral tenure, and the Duparquet Gold Project (the “Duparquet Project” or “Duparquet”) in Quebec.  Springpole is one of the largest undeveloped gold projects in Ontario. The Company has commenced a Feasibility Study (“FS”) and permitting activities are on-going with a draft Environmental Impact Statement/ Environmental Assessment (“EIS/EA”) for the Springpole Project issued for review and consultation in May 2022. The Birch-Uchi land tenure, located in the Birch Uchi Greenstone Belt, presents an exciting opportunity for discovery in an area which is historically underexplored and has only seen a fraction of the exploration work that has been done in the neighbouring Red Lake and Pickle Lake greenstone belts. In September 2022, First Mining acquired 100% ownership of the Duparquet Project, one of the largest undeveloped gold projects in Quebec.  First Mining also owns the Cameron Gold Project in Ontario. The portfolio of First Mining’s gold project interests includes a 30% interest in the Pickle Crow Gold Project in Ontario (being advanced in partnership with Auteco Minerals Ltd.), a 49% interest in the Hope Brook Gold Project in Newfoundland (being advanced in partnership with Big Ridge Gold Corp.) and an equity interest in Treasury Metals Inc. (“Treasury Metals”).

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

2023 HIGHLIGHTS

The following highlights the Company’s most recent developments (including subsequent events up to May 11, 2023).

Project Highlights

Springpole

•	Continued advancing Feasibility Study work activities, including metallurgical test work, process design, preliminary pit slope guidelines and mine design, optimization studies on the Co-Disposal Facility, and 230 kV transmission line design including the required connectivity studies.
•	Undertook detailed site characterization work to support Feasibility Study-level preliminary pit slope, dyke and Co-Disposal Facility design work.
•	Continued engagement with local Indigenous rights holders, government regulators and stakeholders of the Springpole Project.

Birch-Uchi
•	Completed a first phase of a district-scale exploration program, including initial drill testing of 3 regional targets. Assays are pending.

Duparquet

•	Preparations underway on an initial 5,000 metre exploration drilling program at the Duparquet Gold Project, which will focus on advancing a number of newly developed exploration targets, as well as growing the existing mineral resource and optimization opportunities.
•	On January 30, 2023, First Mining, through its wholly-owned subsidiary Duparquet Gold Mines Inc. (formerly, Clifton Star), entered into an agreement with IAMGOLD Corporation to acquire its Porcupine East property located adjacent to the Company’s Duparquet property and connecting the land package to its Pitt and Duquesne properties to the east. The transaction closed on February 2, 2023. The total consideration to IAMGOLD Corporation consisted of:
■	2.5 million First Mining common shares with a fair value of $512,500 issued upon closing of the transaction;
■	The granting of a 1.5% net smelter return royalty on the property;
■	A payment of $500,000, in cash or First Mining common shares, as First Mining may elect at their sole election, if the Company declares a minimum of 350,000 koz gold resource on the property; and
■

A payment of $1,000,000, in cash or First Mining common shares, as First Mining may elect at their sole election, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East Property.

Corporate Highlights

•	On February 21, 2023, the Company sold all of the common shares of a wholly-owned subsidiary of the Company that held its non-core royalty portfolio to Elemental Altus Royalties Corp. (“Elemental Altus”) for approximately $4.7 million in cash and 1,598,162 common shares of Elemental Altus for total consideration of approximately $6.7 million.
•	As of March 31, 2023, the Company’s cash and short-term investments balance was $11.7 million, the investments position was $2.8 million and the equity interests in Treasury Metals, PC Gold Inc. (Pickle Crow Project), and Big Ridge Gold Corp. (Hope Brook Project) had a combined carrying value of $29.1 million.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

SELECT FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the three months ended March 31
	2023	2022
Mineral Property Cash Expenditures(1)	$6,490	$5,955
Net Income (Loss)	1,527	(773)
Total Cash Provided by (used in) Operating Activities(3)	184	(2,434)
Basic and Diluted Net Loss Per Share (in Dollars)(4)	$0.00	$(0.00)

Financial Position (in $000s):	March 31,	December 31,
	2023	2022
Cash and Cash Equivalents	$6,907	$13,558
Working Capital(2)	5,366	5,612
Short-term investments	4,797	-
Investments	2,811	184
Mineral Properties	229,440	221,147
Investment in Treasury Metals Inc.	5,492	5,592
Investment in PC Gold Inc. (Pickle Crow Project)	21,572	21,572
Investment in Big Ridge Gold Corp. (Hope Brook Project)	2,054	2,119
Total Assets	275,831	266,933
Total Non-current Liabilities	$34,051	$30,015

Total Investments (in $000s):	March 31,	December 31,
	2023	2022
Current Investments	$7,608	$184
Non-Current Investments:
Investment in Treasury Metals Inc.	5,492	5,592
Investment in PC Gold Inc. (Pickle Crow Project)	21,572	21,572
Investment in Big Ridge Gold Corp. (Hope Brook Project)	2,054	2,119
Total Investments	$36,726	$29,467

(1)	This represents mineral property expenditures per consolidated statements of cash flows.
(2)

This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures”.

(3)	Per the consolidated statement of cash flows in each corresponding period.
(4)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

Net Income (Loss) – The increase in net income for the first three months of 2023 compared to the same period in 2022 is due to the gain on disposal of the non-core Royalty portfolio of $6.7 million. The income statement loss from operational activities averages approximately $2.1 million over Q1 2023 and 2022. The change in net income (loss) from non-cash items for the three months ended March 31, 2023 included a fair value loss on the Silver Stream liability of $3.6 million compared to a gain of $1.2 million on the Silver Stream liability and investments for the first three months of 2022.

Cash and Cash Equivalents – the decrease in 2023 was primarily due to cash used in investing activities at the Company’s mineral projects, particularly Springpole and the acquisition of Quebec claims for the Duparquet Project and short-term investments. The cash used was partly offset by the cash received from the sale of a non-core royalty portfolio to Elemental Altus Royalties Corp. See the section in this MD&A titled “Financial Condition, Liquidity and Capital Resources”.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Total Assets – increased relative to December 31, 2022, primarily due to the fair value adjustment on the investment in Big Ridge Gold Corp. and the increase in mineral properties primarily due to acquisitions and field activity. The increase in total assets was offset by cash spent on operating expenses in the income statement together.

ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS (1)

(1)

Pickle Crow is subject to the Auteco Earn-In Agreement pursuant to which Auteco is the operator of the project and owns 70% of PC Gold Inc., the joint venture company that owns the project (PC Gold Inc. was formerly a wholly-owned subsidiary of First Mining until Auteco completed stage 1 of its earn-in to PC Gold in June 2021).

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

MINERAL PROPERTY PORTFOLIO GOLD RESERVES (1)

The Springpole Project is the only mineral project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Reserves for the Springpole Project are shown below (for further details, see the technical report entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021 (the "PFS"), which was prepared for First Mining by AGP Consultants Inc. (“AGP”) in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedar.com):

Springpole Proven and Probable Reserves

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Proven	0.0	0.0	0.0	0.0	0.0
Probable	121.6	0.97	5.23	3.8	20.5
Total	121.6	0.97	5.23	3.8	20.5

Notes:
(1)	The Mineral Reserve estimate has an effective date of December 30, 2020 and is based on the Mineral Resource estimate that has an effective date of July 30, 2020.
(2)	The Mineral Reserve estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101.
(3)	Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue.
(4)	The equivalent cut-off grade was 0.34 g/t gold (“Au”) for all pit phases.
(5)	The mining cost averaged $2.75/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%.
(6)	The exchange rate assumption applied was $1.30 equal to US$1.00.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	183,600	1.43	-	8,500	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Hope Brook Gold Project (49%)(8)	7,933,100	2.32	-	590,940	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	69,022,700	1.55	-	3,432,100	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Hope Brook Gold Project (49%)(8)	1,085,350	3.24	-	113,190	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project (30%) (7)	2,835,600	4.10	-	369,150	-
Duparquet Gold Project(3)	37,371,900	1.36	-	1,636,000	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-
Total Measured Resources	3,543,600	2.68	-	305,500	-
Total Indicated Resources	231,985,000	1.20	5.00	8,989,201	24,300,000
Total Measured and Indicated Resources	235,528,600	1.22	5.00	9,294,701	24,300,000
Total Inferred Resources	66,466,950	1.62	2.80	3,488,983	1,400,000

(1)

The Mineral Resources set out in this table, with the exception of the Hope Brook Gold Project, are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2022, which is available under the Company’s SEDAR profile at www.sedar.com. The Hope Brook Mineral Resources are based on the technical report titled “Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by SGS Geological Services Ltd. for Big Ridge Gold Corp., dated April 6, 2023, which is available under Big Ridge’s SEDAR profile at www.sedar.com. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(2)

Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured Mineral Resources at 3.09 g/t Au.

(3)

The Measured, Indicated and Inferred Mineral Resources for Duparquet shown in the above table represents a 100% ownership interest in the Duparquet Gold Project by First Mining, which comprises the Beattie, Donchester, Dumico and Central Duparquet properties.

(4)

Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz (“Ag”), and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver Mineral Resources for Springpole are shown in separate columns for Silver Grade (g/t) and Contained Silver Ounces (oz).

(5)

Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.

(6)

Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resources at 2.54 g/t Au.

(7)

The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 m. First Mining owns 30% of the Pickle Crow Gold Project, and 70% is owned by Auteco Minerals Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.

(8)

First Mining owns 49% of the Hope Brook Gold Project, and 51% is owned by Big Ridge Gold Corp. The Indicated and Inferred Mineral Resources for Hope Brook shown in the above table only reflects First Mining’s percentage ownership interest.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada and the United States. The following section discusses the Company’s priority and other significant projects.

As at March 31, 2023 and December 31, 2022, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	(in $000s)
	Springpole	Birch-Uchi	Cameron	Duparquet	Duquesne/ Pitt	Hope Brook	Others (1)	Total
Balance December 31, 2021	$104,065	$1,320	$32,329	$3,098	$7,244	$18,027	$3,934	$170,017
2022 acquisition and capitalized net expenditures	21,764	2,551	252	31,039	5	-	-	55,611
Environmental remediation	-	-	-	1,500	-	-	-	1,500
Disposal, impairment, reclassification or option payments	-	-	-	-	-	(2,175)	(3,806)	(5,981)
Balance December 31, 2022	$125,829	$3,871	$32,581	$35,637	$7,249	$15,852	$128	$221,147
2023 acquisition and capitalized net expenditures	4,622	2,313	13	1,473	-	-	-	8,421
Option payments	-	-	-	-	-	-	(128)	(128)
Balance March 31, 2023	$130,451	$6,184	$32,594	$37,110	$7,249	$15,852	$-	$229,440

(1)

Other mineral properties as at March 31, 2023 and December 31, 2022 include: A 1.5% NSR royalty on the Goldlund gold property, which was sold by First Mining on December 19, 2022 (see financial statement note 7(a)); and the Turquoise Canyon property in Nevada (formerly under option with Momentum Minerals Ltd. which was subsequently acquired by IM Exploration Inc. on July 6, 2021 and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021. Westward Gold Inc. exercised its option to acquire the Turquoise Canyon property on January 30, 2023, and as a result, First Mining no longer owns the Turquoise Canyon property.)

CANADIAN GOLD PROJECTS

Material Projects

Springpole Gold Project, Ontario

The Springpole Gold Project, as defined in the PFS, covers an area of 41,943 hectares in northwestern Ontario, and consists of 30 patented mining claims, 282 mining claims and thirteen mining leases. Additional mining claims surrounding the Springpole Gold Project were acquired by First Mining in 2021, totaling another 9,209 hectares. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 44-person onsite camp, winter road access, a forestry access road within 18 km of the camp, and nearby power lines within 40 km. The Springpole Gold Project is located within an area that is covered by Treaty Nine and Treaty Three First Nations Agreements. With approximately 4.6 million ounces of gold and 24 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario1.

_________________________

1 Source: S&P Market Intelligence database as of April 16, 2022. Ranking among undeveloped primary gold resources per jurisdiction.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

During the three months ended March 31, 2023, the most significant expenditures at the Springpole Gold Project were:

•	$501,000 in connection with ongoing drilling, exploration and technical studies;
•	$1,891,000 in connection with environmental data collection activities, assaying, field work;
•	$631,000 for site employees’, contractors’ salaries and management salaries allocations;
•	$1,192,000 in connection with land tenure and advanced royalty acquisitions;
•	$403,000 in connection with travel, fuel and other expenditures.
$4,618,000

During the three-months ended March 31, 2023, and up to the date of this MD&A, the most significant operational developments at the Springpole Gold Project were:

2023 Technical Programs

Since completing the PFS for Springpole in January 2021, First Mining has been engaged in a number of significant technical programs to further optimize the development plan for Springpole and to further define the project scope for the Environmental Assessment (“EA”) / Environmental Impact Statement ("EIS") process and into the Feasibility Study (“FS”) process.  These programs include FS-level metallurgical test work, geotechnical and site investigation work to support FS-level preliminary pit slope, dyke and Co-Disposal Facility design, revisions to the PFS mine plan, an update to the Mineral Resource estimate in the PFS incorporating recent drilling results, completion of a power connectivity study, exploring renewable power generation opportunities, additional environmental data collection, predictive environmental effects modelling and studies, and EIS/EA preparation.

2022 Development Drilling and Expansion of Mineralized Zone at Springpole

A total of 62 drill holes for 5,834 metres were completed in 2022 supporting development advancement for the Springpole Gold Project, including geotechnical, hydrogeological, and geochemical studies related to metal leaching and acid rock drainage (“ARD”).  Drilling in the southwest area of the Springpole Deposit has identified additional mineralization (“SW Extension Zone”) which extends beyond the ore zone boundary as defined in the 2021 Pre-Feasibility Study, allowing for extension of the deposit continuity outside the current mineral resource area. Geotechnical drilling consisted of 34 HQ-sized diamond drill holes totaling 3,756 metres supporting further characterization of the proposed open pit walls, the proposed construction dykes and additional areas of proposed mine infrastructure.  A further 10 diamond drill holes totaling 1,612 metres were completed in order to collect sample material for the ongoing metal leaching/ARD studies on the Project.  This drilling primarily targeted areas of waste and low grade within the PFS pit for ARD sample collection. Selected core samples from the geotechnical drill program were also utilized for the ARD test work program.

The 2022 hydrogeology drilling formed part of ongoing hydrogeological site investigations required to support the EA at Springpole.  Drilling totaled 18 diamond drill holes over 406 m and included a program of shallow monitoring well installations which were positioned around proposed mine infrastructure areas and are intended for long-term groundwater data collection.

Metallurgical Program

The focus of the FS-level metallurgical program is to confirm metallurgical information and the process design of the PFS and explore opportunities to enhance metal recoveries and reduce operating and capital costs for Springpole. Initial metallurgical test work was completed at the end of Q1 2022 and based on these results an additional test work program was commenced to confirm the proposed FS process design in Q3 2022. The Feasibility Study metallurgical program was completed in Q3 2022, and the process flow diagram (PFD), mechanical and electrical equipment lists, and plant layout have been revised based on the findings of the program.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Renewable Power Generation Opportunities

An initial scoping study by SLR Consulting Inc. in 2021 on power generation in the project development area concluded that wind and solar were both viable potential supplemental power sources for the Springpole Project that warranted further study.  In furtherance of this, First Mining continued site-specific data collection for wind resources throughout H2 2022 and into 2023 and aims to discuss opportunities with the local communities to better understand avenues for partnership in a potential renewable power development. In March 2023, First Mining commissioned a further study, to follow on from the initial scoping study completed by SLR in 2021.

230 kV Transmission Line Design

In Q1 2023, First Mining continued to advance a feasibility-level design of an 89 km, three-phase, 230 kV overhead transmission line from a tap location on the existing Wataynikaneyap Power GP (“Watay”) W51W transmission line to supply electrical power to the mine site.  Ontario’s Independent Electricity System Operator (“IESO”) is finalizing a System Impact Assessment (“SIA”) on the Project, which is required for the proposed new transmission line. First Mining engaged Watay to perform a Short-Circuit Study to assist the IESO in its performance of the SIA, a Protection Impact Assessment (“PIA”), which was completed in Q1, 2023.  First Mining will continue to advance the Feasibility-level design for the 230kV transmission line in H1 2023, once IESO issue the SIA.

Further Co-Disposal Facility (“CDF”) Optimization

In Q4 2022, First Mining completed all trade-off studies on the CDF, which highlighted the need for additional optimization on the PFS design. First Mining has adopted certain recommendations arising from the trade-off studies, and in Q1 2023 advanced the CDF concept design which will support the mine planning, process design and environmental assessment work.

Environmental Data Collection

In Q1 2023, a caribou telemetry program was initiated which involved an aerial survey by helicopter, followed by a caribou collaring program. The program resulted in 50 caribou being fitted with GPS satellite collars that are programmed to drop from the animals in 5 years. The objective of the study is to identify important seasonal habitat areas and how caribou use their homerange to support the government’s species conservation and mitigation strategies. Also in Q1 2023, First Mining carried out a wolverine study around the Springpole site which involved the placement of 25 non-invasive hair snag and camera monitoring stations. The intent of the study is to develop an understanding of wolverine use of the landscape relative to the proposed Springpole project. The stations have been decommissioned in January 2023.

The remaining 2023 environmental field work activities involve a comprehensive program to supplement the baseline data that had been collected over several previous years. The studies will cover a broad range of disciplines across the biological, physical and human environments including surface water, groundwater, geochemistry, aquatic biology, and species at risk.

Environmental Impact Statement/Environmental Assessment (EIS/EA) Preparation

After releasing the draft EIS/EA in May 2022, First Mining has held several meetings with government regulators and received written comments from all relevant provincial ministries and federal agencies. First Mining has also received written comments from the Métis Nation of Ontario and Mishkeegogamang Ojibway First Nation. The Municipality of Ear Falls submitted a letter in support of the Project. In Q1 2023, First Mining issued responses to the majority of comments and is continuing to address comments through technical meetings. First Mining is planning public and community meetings to engage on the draft EIS/EA for Q2 2023. Consultation and engagement on the draft EIS/EA with Indigenous communities, communities, regulators and stakeholders will continue throughout 2023 in order to shape the final EIS/EA submission in H1 2024.

Work on the final EIS/EA by WSP is on track to commence in Q2 2023, starting with air quality, noise and water modelling. All EA-related materials are publicly available through First Mining’s website at www.firstmininggold.com.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Key Catalysts for Springpole Project Development for the remainder of 2023

First Mining is anticipating a number of important project advancements in 2023, including:

●	Continuation of the FS work, including process design, open pit mine plan optimization, and preliminary pit slope guidelines for the mine design
●	Additional targeted geotechnical work for design of open pit and Co-Disposal Facility (“CDF”)
●	Commencement of other FS engineering activities such as dyke design, CDF design, road access and transmission line design, and other site infrastructure requirements
●	Continue assessment of renewable energy development opportunities in and around the Project
●	Completion of the IESO SIA, Watay’s Customer Impact Assessment (“CIA”), and continuation of design work on the 230 kV transmission line
●	Ongoing engagement and subsequent updates to the environmental effects studies and EIS/EA report

Completion of Pre-Feasibility Study in 2021

On January 20, 2021, First Mining announced the results of a positive PFS for the Springpole Gold Project. The PFS evaluates recovery of gold and silver from a 30,000 tonne-per-day (“tpd”) open pit operation at Springpole, with a process plant that will include crushing, grinding, and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bars. For full details regarding the PFS for the Springpole Gold Project, see the technical report, entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021, which was prepared for First Mining by AGP in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedar.com.

Silver Stream transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining entered into a Silver Purchase Agreement with First Majestic Silver Corp ("First Majestic") pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (the “Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (the “Silver Stream”). The transaction closed on July 2, 2020, and under the terms of the transaction:

•	US$10 million was paid by First Majestic on closing the transaction, with US$2.5 million paid in cash and the remaining US$7.5 million satisfied by the issuance to First Mining of 805,698 common shares of First Majestic (“First Majestic Shares”) based on the 20-day volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the TSX at the time;
•	US$7.5 million was paid by First Majestic upon First Mining publicly announcing the completion of a positive PFS for the Springpole Gold Project, with US$3.75 million paid in cash and the remaining US$3.75 million satisfied by the issuance to First Mining of 287,300 First Majestic Shares (based on the 20-day VWAP of the First Majestic Shares on the TSX at the time); and
•	US$5 million is payable by First Majestic upon First Mining receiving approval of a federal or provincial EA for the Springpole Gold Project, with US$2.5 million payable in cash and US$2.5 million payable in First Majestic Shares (based on 20-day VWAP of the First Majestic Shares on the TSX at the time).

In addition, upon closing the transaction on July 2, 2020, First Mining issued 30 million common share purchase warrants (“First Mining Warrants”) to First Majestic pursuant to the terms of the Silver Purchase Agreement.  Each First Mining Warrant entitles First Majestic to purchase one First Mining Share at an exercise price of $0.40 for a period of five years. As a result of the distribution of shares and warrants of Treasury Metals that was completed on July 15, 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced from $0.40 to $0.37, and the number of these warrants was increased from 30.0 million to 32.1 million.

In the event the Company were to default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price ”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap ). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole. The proceeds received by First Mining are being used to advance the Springpole Gold Project through the FS process and will also be used to advance the project through the federal and provincial EA processes.

Birch-Uchi Gold Projects, Ontario (Regional land acquisitions)

With its Birch Uchi Gold Projects, First Mining consolidated regional scale exploration opportunities surrounding its Springpole Project. A consolidated land tenure, located in the Birch Uchi Greenstone Belt, presents an exciting opportunity for discovery in an area which is historically underexplored and has only seen a fraction of the exploration work that has been done in the neighbouring Red Lake and Pickle Lake greenstone belts. The region has seen increased exploration activity to the north and west of Springpole over the last two years. Historically, the Birch Uchi Greenstone Belt has hosted several past-producing gold mines including: Argosy – which produced approximately 100,000 oz. at 11.4 g/t Au; Uchi – with a reported 114,000 oz. at 4.7 g/t Au; and a number of smaller gold and base metal mines including the Jackson, Manion, Hudson-Patricia, Bathurst and Sol d’Or mines, which produced gold in the 1930s at reported grades of 17.5 g/t Au.

First Mining significantly increased its mineral tenure in the region in 2021 through acquisitions and option agreements (see Figure 2), resulting in a current total controlled area of approximately 74,000 Ha (including the Springpole Project) in the district. Prospective targets in this new mineral tenure include the past-producing high-grade Sol d’Or mine; the Swain property, the Vixen North property - located nearby the past-producing Argosy mine - and the Birch property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

Page 12

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

In 2021, First Mining completed a regional data compilation and targeting exercise on the Birch-Uchi Greenstone Belt and conducted district-scale gold occurrence reconnaissance on First Mining’s claims. In total, 45 gold occurrences were visited, and 191 rock samples were analyzed for multi-element geochemistry.

Page 13

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

During the summer of 2022, First Mining followed up and expanded on its 2021 targeting work with a comprehensive field program consisting of soil geochemistry, mapping, prospecting and drilling campaigns. The soil geochemistry campaign was focused on prospective areas including four of the option properties to advance regional scale vectoring. A total of 705 soil samples were collected during this campaign. Mapping & prospecting campaigns were carried out on the Birch, Swain, Vixen, Stargazer, Horseshoe East and Satterly properties, where more than 500 grab samples were collected and submitted for gold and multi-element analysis.  The rock sampling programs returned significant gold results across multiple centres of mineralization over the project area and are highlighted by higher grade samples including 42.4 g/t Au at the Sirius target, 34.7 g/t Au at the historic Sol D’Or Mine, 15.4 g/t Au at the Bronco target, and 15.3 g/t Au at the Canamer target.  Additional significant and anomalous supporting gold results from rock samples continue to build up a sizeable district dataset for targeting of mineralization hot spots and favourably endowed gold trends.

A targeted exploration drilling campaign was also carried out on the Swain property, which consisted of a five-hole drill program totaling 1,560 m. Initial results from this program are indicative of favourable host lithologies over zones of meaningful width, with increased mineralization around key structures.

In October 2022, the Company completed a 3,843 line kilometre geophysical airborne survey over portions of the Birch-Uchi land tenure, benchmarking and vectoring regional-scale magnetic and electromagnetic features for supporting exploration targeting through the use of integrated datasets for 2023 and beyond. The geophysical survey provides a core supplement to the existing geophysical coverage in the region and was successfully supported by industry-leading service providers and partners in SkyTEM and Mira Geoscience.  Geophysical survey data from SkyTEM was delivered in December 2022, and further work was undertaken by Mira Geoscience to develop advanced geophysical interpretation, modelling and 3D inversion support products, which were delivered in Q1 2023. The aim of this work program was to develop a modern, integrated approach of data processing and consolidation by leveraging all datasets for exploration target assessment and building out a district-scale geological model with a focused pipeline of targets that vary from grassroots to drill-ready discovery level.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Summary of Birch-Uchi Option Agreements

On February 18, 2021, the Company entered into a three-year option agreement pursuant to which First Mining may earn a 100% interest in the Swain Post property owned by Exiro Minerals Corp. ("Exiro") located in northwestern Ontario by making cash payments totaling $60,000 and share payments totaling $275,000 to Exiro during the term of the option, and by completing all assessment work requirements on the property during the option term. The Swain Post property comprises 237 single cell mining claims covering nearly 5,000 Ha. It is located approximately 5 km west of First Mining’s western-most property boundary at Springpole.

On April 22, 2021, the Company and its wholly-owned subsidiary, Gold Canyon, entered into an earn-in agreement with Whitefish Exploration Inc. ("Whitefish") which gives First Mining the right to earn, through its wholly owned subsidiary Gold Canyon Resources Inc., an initial 70% interest in Whitefish’s Swain Lake property (the "Swain Property") by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold, through Gold Canyon, a 70% interest in the Swain Property and will have an additional period of two years within which to acquire the remaining 30% of the property by paying $1 million in cash to Whitefish and by issuing $1 million worth of First Mining Shares to Whitefish. If the second stage of the earn-in is not completed, Whitefish and Gold Canyon will enter into a joint venture agreement with respect to the Swain Property.

The Swain Property comprises 82 single cell mining claims covering 1,640 Ha. It is located approximately 2 km from First Mining’s western-most property boundary at Springpole and immediately to the east of the Swain Post property.

On September 7, 2021, the Company and its wholly-owned subsidiary, Gold Canyon, entered into an earn-in agreement with ALX Resources Inc. ("ALX") which gives First Mining the right to earn, through Gold Canyon, an initial 70% interest in ALX’s Vixen North, Vixen South and Vixen West properties in northwestern Ontario (collectively, the “Vixen Properties”) by making cash payments totaling $550,000 and share payments totaling $400,000, and by incurring at least $500,000 worth of expenditures on the Vixen Properties during the first three years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will hold, through Gold Canyon, a 70% interest in the Vixen Properties and will have an additional period of two years within which to acquire the remaining 30% of the properties by paying $500,000 in cash to ALX and by issuing $500,000 worth of First Mining Shares to ALX. If the second stage of the earn-in is not completed, ALX and Gold Canyon will enter into a joint venture agreement with respect to the Vixen Properties.

On October 4, 2021, the Company announced it had entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) which gives First Mining the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties (collectively, the “Birch Properties”) over the course of two stages and a period of six years. Initially, First Mining (through Gold Canyon), may earn a 51% interest in the Birch Properties by making cash payments totaling $350,000, issuing a total of 1,300,000 First Mining Shares and by incurring at least $1,750,000 worth of expenditures on the Birch Properties during the first four years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will have an additional period of two years within which to acquire a further 29% interest in the Birch Properties by paying $400,000 to Pelangio in cash or First Mining Shares (at First Mining’s sole discretion) and by incurring an additional $1,750,000 worth of expenditures on the Birch Properties.  Upon completing the second earn-in stage, First Mining (through Gold Canyon) will hold a 80% interest in the Birch Properties, and Gold Canyon and Pelangio will enter into a joint venture agreement with respect to the Birch properties (if First Mining notifies Pelangio at any time after exercising the first earn-in that it will not complete the second earn-in stage, the joint venture will be formed as of the date of such notice, and First Mining will hold, through Gold Canyon, a 51% interest in the Birch Properties). The terms of the earn-in agreement in an amendment agreement dated September 22, 2022, such that the deadline for First Mining to incur and fund expenditures of not less than $250,000 by the first anniversary of the closing date of the earn-in agreement was extended to the second anniversary of the closing date.

The Birch Properties include the HGI Prospect, which is located to the northeast of First Mining’s Springpole Gold Project. The Birch Properties cover approximately 3,700 Ha.

Page 15

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer and Horseshoe East properties in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer and Horseshoe East Properties during the three-year option term.

During the three months ended March 31, 2023, the most significant expenditures at the Birch-Uchi Gold Projects were:

•	$239,000 for site employees’ salaries and management salary allocations;
•	$879,000 in connection with drilling, exploration and technical consultation; and
•	$488,000 for field work, travel, assaying and environmental expenditures.
•	$622,000 in connection with travel, fuel and other expenditures.
$2,228,000

Future Work Plans

Following on from the 2022 exploration campaign, the Swain – Sol D’Or target diamond drilling and additional district grab sample results are under review and interpretation. The First Mining exploration team continues to integrate the data for consolidation, analysis and target evolvement.

Early results from the recently completed geophysical survey program have already highlighted that the 2023 field season will build out, infill and follow-up on highlighted anomalies from the 2022 field campaign, advancing the favourable geoscience metrics and extent of mineral showings. Exploration is also focusing on the development of priority drill-ready targets on the Satterly, Swain-Sol D’Or, Horseshoe, Springpole and Birch properties.

Duparquet Gold Project, Quebec

Through the Company’s acquisition of Clifton Star in 2016, the Company acquired a 10% equity interest in the shares of each of Beattie, 2699681 Canada Ltd., and 2588111 Manitoba Ltd., three private companies which directly or indirectly owned various mining concessions and surface rights that comprise the Duparquet Gold Project located on the Destor-Porcupine Fault Zone in Quebec. In January 2017, the Company also acquired a 100% interest in the 16 claims covering 339 ha which comprised the adjoining Central Duparquet Property. Infrastructure includes site roads, access to electrical power, historical tailings area and ancillary site buildings.

On February 8, 2022, the Company announced that it had acquired, from two individuals, an aggregate of 286,904 common shares of Beattie, the private company that owned the mineral rights to mining claims that make up the former Beattie mining concession, which forms the majority of the Duparquet Gold Project. The per share consideration paid under the transaction was $4.44 cash per Beattie share and 26.62 First Mining Shares per Beattie share for a total consideration of $1,272,824 in cash and 7,636,944 First Mining Shares. Together with the 187,839 common shares of Beattie already owned by the Company (through Clifton Star), the Company increased its ownership to 474,743 shares of Beattie, thereby increasing its percentage ownership of the issued and outstanding common shares of Beattie from 10% to 25.3%.

On September 15, 2022, the Company announced that it had completed the acquisition of all the issued and outstanding common shares of Beattie that were not already owned by First Mining.  In addition, First Mining also concurrently completed the acquisitions of 2699681 Canada Ltd. and 2588111 Manitoba Ltd. (the “Concurrent Transactions”). As a result, First Mining now owns 100% of the Duparquet Gold Project.

The total consideration in connection with the acquisition of Beattie and the Concurrent Transactions was $8,727,177 in cash and the issuance of 71,532,516 First Mining Shares for a total transaction value of approximately $24 million based on the 20-day VWAP of First Mining Shares as of the last trading day prior to the Company’s initial announcement regarding these transactions on July 18, 2022.

Page 16

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

On January 30, 2023, First Mining, through its wholly-owned subsidiary Duparquet Gold Mines Inc. (formerly, Clifton Star), entered into an agreement with IAMGOLD Corporation, to acquire its Porcupine East property located adjacent to the Company’s Duparquet property and connecting the land package to its Pitt and Duquesne properties to the east for total consideration of:

•	2.5 million First Mining shares;
•	The grant to IAMGOLD of a 1.5% NSR royalty on the Porcupine East property;
•	A payment of $500,000, in cash or First Mining common shares, as First Mining may elect at their sole election, if the Company declares a minimum of 350,000 koz gold resource on the property; and
•

A payment of $1,000,000, in cash or First Mining common shares, as First Mining may elect at their sole election, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East Property.

Map showing First Mining’s mineral tenure in Quebec, including the Porcupine East Property acquired from IAMGOLD in January 2023 (shown in blue).

Property Description

The Duparquet Gold Project consists of four contiguous mineral exploration properties: Beattie, Donchester, Central Duparquet, Dumico and the tailings from the former Beattie mine. The Project is located in the Abitibi region of the Province of Quebec, approximately 50 km north of the city of Rouyn-Noranda.

The Duparquet Gold Project site has infrastructure which includes paved, provincial highways from Rouyn-Noranda to the south and La Sarre to the north - both mining communities that can provide mining infrastructure and skilled labour to develop a mine. The Project site is also proximal to Quebec’s hydroelectric power grid.

Page 17

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Previously, the property was comprised of two separate mining concessions (Beattie and Donchester mines), but in 2021 the mining concessions reverted back to mining claims, and the current property is comprised of fifty map-designated claims covering an area of 1,079 ha.  The property covers a strike length of 8 km in an E-W direction.

Map of the Duparquet Property showing the subdivisions of the Beattie, Donchester, Central Duparquet and Dumico claim blocks

Historical Work

Gold was initially discovered in the Duparquet Township in 1910 by John Beattie. The Beattie and adjoining Donchester mines were in production from 1933 to 1956, producing upwards of 1.3 million ounces of gold.  In the mid-1930s, Beattie Gold Mines was the largest gold producer in Quebec. From the 1980s to 2007, very limited exploration was carried out. Clifton Star (now  called Duparquet Gold Mines Inc.) had an option on the property between 2009 and 2014. During this time, Clifton Star and their partners completed more than 260,000 m of surface diamond drilling and channel sampling. Clifton Star also completed an environmental baseline study, environmental assessment study and numerous metallurgical studies. Mineral resource estimates were also carried out that were included in a Preliminary Economic Assessment (PEA) and a Prefeasibility Study (PFS).   The Clifton Star option was terminated in 2014 and the property was returned to the previous owners, with Clifton Star retaining a 10% interest in the companies that held the Duparquet property.

Since the effective date of the previous Mineral Resource estimate (InnovExplo, Poirier et al., 2014), Clifton Star and the previous owners (Beattie and 2588111 Manitoba Ltd.) completed an additional 57 surface drill holes totalling 9,548 m, that were not included in the 2014 Mineral Resource estimate for the Duparquet Gold Project.

Bench-scale and pilot plant metallurgical test work programs have also been completed on the Project; preliminary metallurgical test work was undertaken in 2012 to support a PEA, and in 2013, further flotation, pressure oxidation, biological oxidation (BIOX), cyanidation, rheology and environmental test work was completed, including a pilot plant for a PFS. Outotec was also mandated in 2013 to carry out filtration test work. The overall gold results from flotation concentrate, pressure oxidation (POX) and CIL circuit as well as flotation tail cyanidation for the ore resulted in an overall recovery of gold ranging from 91.9% to 95.4%.  A preliminary pilot test program investigated pressure oxidation and hot curing processing of a Duparquet flotation concentrate to render precious metals extractable by cyanidation. The recovery of gold from the pilot plant hot cure discharge ranged from 94.7% to 96.5%. Bench-scale test work was also performed on two samples of existing tailings on the Project. The test work for the flotation-POX/CIL flowsheet resulted in overall gold recoveries from the tailings ranging from 83.5% to 93.3%.

Page 18

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Recent Developments

On September 12, 2022, the Company released an updated Mineral Resource estimate for the Duparquet Gold Project, prepared for First Mining by InnovExplo Inc. in accordance with NI 43-101. The accompanying technical report for the updated Mineral Resource estimate titled “NI 43-101 Technical Report and Mineral Resource Estimate Update for the Duparquet Project, Quebec, Canada,” dated October 6, 2022, with an effective date of September 12, 2022, can be found on the Company’s website at www.firstmininggold.com and on SEDAR under the Company’s issuer profile at www.sedar.com.

The updated Mineral Resource estimate considers additional drilling (57 holes; 9,549 m) completed since the previous resource estimate, as well as updated economic parameters, resulting in a deeper optimized pit shell.  The database for the Mineral Resource estimate for Duparquet contains 904 drill holes and 892 channel samples in outcrops. It contains 173,831 sampled intervals taken from 270,119 m of drilled core and 2,371 analyses from 1,827 m of channels.  Significant assay results added to this updated Mineral Resource estimate include 5.65 g/t Au over 34.0 m (BD13-22) on Beattie and 5.58 g/t Au over 5.0 m (D13-18) on Donchester.

The 2022 Mineral Resource estimate for Duparquet comprises 3.4 Moz of gold in the Measured and Indicated category, plus an additional 1.6 Moz of gold in the Inferred category, and is presented in full in Table 1 below. This updated Mineral Resource estimate represents a 10.5% increase in the Measured and Indicated category and a 13.4% increase in the Inferred category from the previous Mineral Resource estimate completed in 2014.  The resource area has an E-W strike length of 4.5 km, a width of approximately 1 km, and a vertical extent of 1,050 m below surface.

Table 1: Duparquet Gold Project – 2022 Mineral Resource Estimate

Area (mining method)	Cut-off (g/t)	Measured resource			Indicated resource			Inferred resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	28,333,000	1.07	970,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	9,038,900	2.29	665,600
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	37,371,900	1.36	1,636,000

Notes to accompany the Mineral Resource Estimate:

1.

The independent and qualified persons for the Mineral Resource estimate, as defined by NI 43 101, are Marina Lund, P.Geo., Carl Pelletier, P.Geo. and Simon Boudreau, P.Eng. from InnovExplo Inc., and Guy Comeau, P.Eng. from Soutex Inc.. The effective date of the estimate is September 12, 2022.

2.

Mineral Resources are not Mineral Reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. The Mineral Resource estimate follows current CIM Definition Standards.

3.	The results are presented in situ and undiluted and have reasonable prospects of economic viability.
4.

In-pit and underground estimates encompass sixty (60) mineralized domains and one dilution envelope using the grade of the adjacent material when assayed or a value of zero when not assayed; The tailings estimate encompass four (4) zones.

5.

In-pit and underground: High-grade capping of 25 g/t Au; Tailings: High-grade capping of 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4. High-grade capping supported by statistical analysis was done on raw assay data before compositing.

6.

In-pit and underground: The estimate used a sub-block model in GEOVIA SURPAC 2021 with a unit block size of 5m x 5m x 5m and a minimum block size of 1.25m x 1.25m x1.25m. Grade interpolation was obtained by ID2 using hard boundaries. Tailings: The estimate used a block model in GEOVIA GEMS with a block size of 5m x 5m x 1m. Grade interpolation was obtained by ID2 using hard boundaries.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

7.

In-pit and underground: A density value of 2.73 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water. Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.

8.

In-pit and underground: The Mineral Resource estimate is classified as Measured, Indicated and Inferred. The Measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10 m around existing channel samples. The Indicated category is defined by blocks meeting at least one (1) of the following conditions: Blocks falling within a 15-m buffer surrounding existing stopes and/or blocks for which the average distance to composites is less than 45 m. A clipping polygon was generated to constrain Indicated Mineral Resources for each of the sixty (60) mineralized domains. Only the blocks for which reasonable geological and grade continuity have been demonstrated were selected. All remaining interpolated blocks were classified as Inferred Mineral Resources. Blocks interpolated in the envelope were all classified as Inferred Mineral Resources. Tailings: The Measured and Indicated categories were defined based on the drill hole spacing (Measured: Zones 1 and 2 = 30m x 30m grid; Indicated: Zone 3 = 100m x 100m grid and Zone 4 = 200m x 200m grid).

9.

In-pit and underground: The Mineral Resource estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit Mineral Resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. It is reported at a rounded cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CA$70.00 (UG); processing cost = CA$11.9 to 17.0; G&A = CA$8.75; refining and selling costs = CA$ 5.00; gold price = US$ 1,650/oz; USD:CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

10.	The number of metric tons and ounces was rounded to the nearest hundred, following the recommendations in NI 43 101. Any discrepancies in the totals are due to rounding.
11.

The authors are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues, or any other relevant issue not reported in the Technical Report, that could materially affect the Mineral Resource estimate.

During the three months ended March 31, 2023, the most significant expenditures at the Duparquet Gold Project were:

•	$511,000 in connection with property acquisition costs;
•	$160,000 in connection with exploration and technical consulting;
•	$211,000 for employees’ salaries and management salary allocations;
•	$544,000 in connection with ongoing environmental permitting and community consultations
$1,426,000

Environmental and Permitting

First Mining has initiated discussions with the relevant Quebec ministries to address environmental and legacy issues as part of the redevelopment of the property.  On February 15, 2023, the Company’s wholly-owned subsidiary received a Notice of Non-Compliance (the “Non-Compliance Notice”) from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) in Quebec regarding historical storage of mine byproduct material on the Duparquet property. Since acquiring the Duparquet Project, the Company has been proactively working with MELCCFP in respect of this historical environmental issue and on March 31, 2023, the Company’s wholly-owned subsidiary Eldorado Gold Mines filed an initial management plan with MELCCFP. The Company is committed to working in partnership with the municipality of Duparquet, citizens and Indigenous communities. In addition, First Mining intends to commence a robust regional exploration data compilation, integration and targeting exercise to develop a path that supports potential resource expansion, resource classification upgrades, and exploration discovery.

Future Work Plans

First Mining, through its wholly-owned subsidiary Duparquet Gold Mines Inc. (formerly, Clifton Star), plans to advance the Duparquet Project commencing in 2023 with environmental data collection to update the environmental baseline data previously collected by Clifton Star in 2012 and 2013 to support the regulatory approval process for the Project.  Future planned work by First Mining will also include engineering trade-off studies, diamond drilling, and an updated Preliminary Economic Assessment (PEA) to build on the solid technical foundation established by the Project in the Pre-Feasibility Study completed by InnovoExplo for Clifton Star in 2014 (entitled ‘Technical Report and Prefeasibility Study for the Duparquet Project; effective date 26 March 2014).

The Company announced on April 20, 2023 that it has commenced mobilization on an initial 5,000 m exploration drilling program at the Duparquet Project, which will focus on advancing a number of newly developed exploration targets, as well as resource growth and optimization opportunities.

Page 20

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Cameron Gold Project, Ontario

The Cameron Gold Project consists of a district-scale, 528 square kilometre (53,000 Ha) land package in northern Ontario, encompassing the Cameron Gold Deposit, the West Cedartree deposits (including Dubenski and Dogpaw), the East Cedartree deposit, and several other highly prospective gold showings that have historically been explored by both surface and underground drilling and mine development.

The project is centered around the foundational resource of the Cameron gold deposit containing 464,000 oz Au in the Measured and Indicated categories, and an additional 533,000 oz Au in the Inferred category. Mineralization is greenstone‐hosted, mainly within mafic volcanic rocks that are coincident with a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the northeast. The Mineral Resource estimate for the Cameron Gold Project was completed in 2017, and its associated technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” and dated January 17, 2017, was prepared by Optiro Pty Limited in accordance with NI 43-101 and is available under the Company’s SEDAR profile at www.sedar.com. The project benefits from excellent infrastructure with year-round highway access, an exploration camp, a powerline within 20 km, and is 88 km from New Gold’s Rainy River gold mine.

The 2020 acquisition of the East Cedartree claims from Metalore (see below for more details) consolidated a strategic section of the Cameron Gold Project and resulted in an increase in over 3,200 Ha of prospective mineral tenure to the original Cameron Gold Project land package.

During the three months ended March 31, 2023, the spend the most significant expenditures at the Cameron Gold Project were:

•	$11,000 in connection with concessions, taxes and royalties ;
•	$1,000 in connection with exploration and technical consulting;
•	$1,000 in connection with ongoing environmental permitting
$13,000

Page 21

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

On December 3, 2020, the Company entered into an asset purchase agreement with Metalore Resources Limited ("Metalore") to acquire its East Cedartree claims. The transaction closed on December 9, 2020.  Under the terms of the transaction, First Mining paid Metalore $3,000,000 cash and issued 3,000,000 First Mining Shares to Metalore. The East Cedartree claims contain an existing Mineral Resource estimate that was prepared in accordance with NI 43-101 and encompass a highly favourable geological setting for new gold discoveries in close proximity to the existing known deposits at the Company’s Cameron and West Cedartree properties. The acquisition of the East Cedartree claims consolidates First Mining’s land holdings at the Cameron Gold Project into a single contiguous block and added a further 3,200 Ha to the 49,574 Ha that First Mining already holds in the district.  As a result of the acquisition of the East Cedartree claims, the Cameron Gold Project now covers an area of 52,774 Ha and comprises 24 patented claims, 2,001 mining claims, four mining leases, and seven Licenses of Occupation.

In 2021, First Mining completed surface water and groundwater quality sampling on and around the Cameron Gold Project in order to maintain an ongoing process of data collection to support any baseline studies for future permitting. Work on the property also included historical drill core organization and site infrastructure maintenance. Exploration field work was also carried out in 2021, which consisted of a ten-day rock sampling program with approximately 50 samples collected for analysis.

In 2022, First Mining completed a desktop study comprising of data compilation, geological modelling and exploration target generation across the northern majority of the property covering an area of approximately 700 square kilometres and generating 54 targets for future advancement.

Future Work Plans

An initial 4,000 m drill program at the Cameron Project is proposed in order to advance the exploration potential of the local geology and identify new drill targets at the West Cedartree and East Cedartree claims.  An exploration permit application in support of this planned work was submitted by First Mining in 2021 and is under review by the Ontario Ministry.  First Mining continues to provide opportunities for the sharing of updates and information about the Cameron Gold Project with local Indigenous communities. Animakee Wa Zhing #37 First Nation and First Mining signed an exploration agreement in June 2021.

Other Mineral Properties and Mineral Property Interests

The following table sets out the Company’s remaining projects by region as of March 31, 2023. These projects are 100%-owned by the Company.

Canada
Duquesne, Québec (1)
Pitt, Québec

(1)

In connection with an agreement entered into by Clifton Star on July 31, 2012, prior to its acquisition by First Mining, Clifton Star purchased 0.5% of a 3% NSR royalty on the Duquesne Gold Project for $1,000,000 in cash. Per the terms of this agreement, beginning June 2019, the remaining 2.5% NSR must be purchased over the ensuing five years in tranches of 0.5% for $1,000,000 for each tranche. Management is currently in discussions with the royalty owners regarding potential amendments to the timing and amount of any future payments related to this royalty repurchase.

Non-Material Projects

Hope Brook Gold Project, Newfoundland

The Hope Brook Gold Project is located 85 km east of Port aux Basques, Newfoundland and covers an area of 26,650 Ha over six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone.

The project has well maintained infrastructure on site, including an operational 28-person camp, an 1,100 m airstrip, ice-free docking facility and importantly, connection to the provincial electrical power grid via an on-site substation.  The Hope Brook Gold Project was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

Page 22

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Earn-In Agreement with Big Ridge Gold

On April 6, 2021, First Mining announced that it had entered into an earn-in agreement (the “Big Ridge Earn-In Agreement”) with Big Ridge Gold Corp. ("Big Ridge") pursuant to which Big Ridge may earn up to an 80% interest in Hope Brook. A summary of the transaction is set out in the table below and additional detail related to the earn-in arrangement is included in the Company’s news release dated April 6, 2021.

Hope Brook Gold Project Earn-in Summary
Upfront Consideration (Complete)		Stage 2 Earn-in (additional 29% earn-in over 2 years)
●	$500,000 cash upon closing	●	Additional $10,000,000 in project exploration spend
●	11.5 million shares of Big Ridge upon closing	●	Up to 10 million shares of Big Ridge to a maximum of 19.9% ownership
Stage 1 Earn-in (51% earn-in over 3-year period) (Complete)		Additional Terms:
●	$10,000,000 in project exploration spend	●	JV to be created upon completion of Stage 1
●	15 million shares of Big Ridge	●	First Mining free carried to a feasibility study
●	1.5% NSR royalty (0.5% buyback for $2.0M) – sold in Jan/23	●	$2M cash payment upon commercial production

First Mining also has the right to nominate one member to the Board of Directors of Big Ridge (the “Big Ridge Board”) for so long as First Mining owns at least 10% of the issued and outstanding shares of Big Ridge. James Maxwell, the Company’s VP, Exploration, was appointed to the Big Ridge Board in January 2022 as the Company’s nominee.

In the year ended December 31, 2021, the Company received $500,000 and 11,500,000 shares of Big Ridge upon closing the transaction, which were credited against the Hope Brook project mineral property on the Company’s Statement of Financial Position as at September 30, 2021. The Company has determined that its ownership of Big Ridge shares and its representation on the Big Ridge Board gives it significant influence over Big Ridge, resulting in the Big Ridge Investment being recorded on First Mining’s financial statements using the equity method of accounting as an investment in associate.

On September 13, 2022, the Company announced that Big Ridge had completed the Stage 1 earn-in requirements with respect to the Hope Brook Gold Project, as set out in the Big Ridge Earn-In Agreement.  As required under the agreement, Big Ridge has (i) incurred $10 million in qualifying exploration expenditures at Hope Brook, (ii) issued 15,000,000 common shares of Big Ridge to First Mining, and (iii) granted to First Mining a 1.5% NSR royalty on Hope Brook, of which 0.5% can be bought back by Big Ridge for $2 million.

With the Stage 1 Earn-In complete, Big Ridge has earned a 51% ownership interest in Hope Brook and has until June 8, 2026 to acquire an additional 29% direct interest in Hope Brook (the “Stage 2 Earn-In”) by: (i) incurring a further $10 million in exploration expenditures; and (ii) issuing additional Big Ridge Shares to First Mining in the amount that is the lesser of (a) 10,000,000 Big Ridge Shares; or (ii) the number of Big Ridge Shares which, when combined with the number of Big Ridge Shares owned by First Mining at the time of issuance, would result in First Mining owning 19.9% of the issued and outstanding Big Ridge Shares outstanding. Upon completion of the Stage 2 Earn-In, First Mining will hold a 20% interest in Hope Brook which will be free carried until the completion of a Feasibility Study by Big Ridge.

As at December 31, 2022, Big Ridge had completed 61 diamond drill holes (19,985 m) from its 2021/2022 Phase I drill program and released results from 45 of those holes. Results continue to extend gold and copper mineralization to the southwest of the former producing Hope Brook open pit. The Phase 1 program has focused on connecting the Main Zone and the 240 Zone near surface and at depth, respectively, and testing the down dip extensions to both the Main and 240 Zones.

An updated Mineral Resource Estimate (“MRE”) was announced by Big Ridge Gold Corp. for the Hope Brook Gold Project in their news release dated February 21, 2023. The MRE was completed by SGS Geological Services and is based on data from 763 surface and underground drill holes representing 164,865 m of drilling, including data for 60 surface drill holes for 19,090 m completed by Big Ridge in 2021 and 2022.  The new resource estimate contemplates open-pit mineral extraction and identifies both in-pit resources and out-of-pit resources considered accessible by underground mining methods.

Page 23

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Hope Brook Project Mineral Resource Statement, effective January 17, 2023

IN PIT
Hope Brook	Cut-off Grade (g/t Au)	Tonnes	Grade (Au g/t)	Contained Gold Ounces
INDICATED
Main Zone	0.4	14,584,000	2.14	1,002,000
UNDERGROUND
Hope Brook	Cut-off Grade (g/t Au)	Tonnes	Grade (Au g/t)	Contained Gold Ounces
INDICATED
240 Zone	2.0	544,000	4.31	75,000
Main Zone	2.0	1,062,000	3.78	129,000
INFERRED
240 Zone	2.0	1,994,000	3.28	210,000
Main Zone	2.0	221,000	2.96	21,000
IN PIT AND UNDERGROUND
Hope Brook	Cut-off Grade (g/t Au)	Tonnes	Grade (Au g/t)	Contained Gold Ounces
INDICATED
240 Zone	2.0	544,000	4.31	75,000
Main Zone	0.5 and 2.0	15,646,000	2.25	1,131,000
INFERRED
240 Zone	2.0	1,994,000	3.28	210,000
Main Zone	2.0	221,000	2.96	21,000

For further information on the updated Hope Brook MRE refer to Big Ridge Gold Corp’s technical report titled “Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by SGS Geological Services Ltd, and dated April 6, 2023, which is available under Big Ridge’s SEDAR profile at www.sedar.com.

Page 24

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

SELECT QUARTERLY FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):
	2023-Q1	2022-Q4	2022-Q3	2022-Q2	2022-Q1	2021-Q4	2021-Q3	2021-Q2
Net Income (Loss)	$1,527	$(8,131)	$(2,669)	$(4,707)	$(773)	$(6,485)	$2,419	$(1,283)
Fair value adjustment due to impairment of non-current assets	-	(757)	(2,180)	(7,424)	-	(749)	-	-
Total cash provided by (used in) operating activities (2)	184	(1,696)	(28)	(859)	(2,434)	(940)	(1,689)	(1,940)
Basic and Diluted Net Income (Loss) Per Share (in dollars)	0.00	(0.01)	(0.00)	(0.01)	(0.00)	(0.01)	0.00	(0.00)
Financial Position (in $000s):
	2023-Q1	2022-Q4	2022-Q3	2022-Q2	2022-Q1	2021-Q4	2021-Q3	2021-Q2
Cash and Cash Equivalents	6,907	13,558	6,587	15,641	23,724	29,516	30,348	33,762
Working Capital (1)	5,366	5,612	2,994	15,265	24,851	34,946	41,819	36,058
Short-term investment	4,797	-	-	-	-	-	-	-
Investments	2,811	184	4,715	6,320	11,183	13,386	17,331	20,450
Mineral Properties	229,440	221,147	219,196	185,459	180,918	170,017	165,073	160,322
Investment in Treasury Metals Inc.	5,492	5,592	6,000	7,800	15,271	15,400	16,260	16,236
Investment in PC Gold Inc.	21,572	21,572	21,535	21,568	21,569	21,570	21,570	35,999
Investment in Big Ridge Gold Corp.	2,054	2,119	2,915	1,465	1,434	1,491	1,569	1,577
Total Assets	275,831	266,933	264,533	247,249	267,385	260,309	260,510	299,750
Total Non-Current Liabilities	$34,051	$30,015	$18,578	$19,909	$26,964	$27,419	$24,826	$33,015

(1)	These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)	Per the consolidated statements of cash flows in each of the corresponding periods presented.

Key trends in the quarterly results are as follows:

Net (income) loss – quarter to quarter fluctuations are due to the timing of non-cash items. Share-based payments expense, which fluctuates due to the timing and number of stock option grants together with the associated fair value dollar amount calculated at the time of the grant, is one of the more common examples. In addition to fair value adjustments which are required as and when facts dictate, other non-cash items are fair value movements on the Silver Stream derivative liability and certain investments based on underlying market prices at period end. As can be seen in the table above, the fluctuation in cash used in operating activities does not tend to vary nearly as much as net income (loss).

Cash and cash equivalents – fluctuations are principally due to the amount and timing of cash used to fund investing activities at the Company’s mineral property portfolio, offset by potential financings provided by private placements, public offerings, the exercise of options and warrants to support such activities and the divestment of project interests or investment positions. A decrease in cash and cash equivalents in Q1 2023 is primarily due to the $4.7 million investment in Guaranteed Investment Certificates and $6.5 million on mineral property expenditure for the period.

Page 25

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Total assets – quarterly changes are the direct result of fluctuations described above in cash and cash equivalents and investments in the current asset category, and due to mineral property expenditure additions and more recently the equity loss and recorded fair value adjustments of our investments in Treasury Metals, Big Ridge Gold, and PC Gold, all of which are in the non-current asset category.

Non-current liabilities – changes occur predominantly due to the Silver Stream derivative liability fair value movement at each period end date.

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS the interim financial statements for the three months ended March 31, 2023

First Quarter 2023 Compared to First Quarter 2022

For the three months ended March 31, 2023, net income for the period has increased by $2.3 million compared to the three months ended March 31, 2022. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods - (Increase) decrease	Explanation
Loss from operational activities
General and administration	$(277)	Increase primarily pertains to an increase in salaries and professional fees related to the closing of the royalty transactions during Q1 2023
Other items
Change in fair value on Silver Stream derivative liability (non-cash)	$4,041	Loss on the silver stream derivative compared to gain in Q1 2022 period was primarily a result of the discount rate and silver price futures curve movements between periods.
Gain on sale of mineral properties	$(6,710)

Gain is due to the sale of the Company’s non-core royalty portfolio for total consideration of approximately $6.7 million, comprised of $4.7 million in cash and 1,598,162 common shares of Elemental Altus Royalties Corp.

Foreign exchange gain	$223	Gain is primarily related to the foreign exchange adjustment on US currency held for the period.
Investments fair value gain (non-cash)	$801	Decrease in the fair value gain between periods due to the sale of Auteco shares in 2022. The Company’s remaining investments are classified as fair value through other comprehensive income.
Deferred income tax recovery	$591	Increase due to the settlement of flow-through share premium liability upon incurring eligible flow-through expenditures on funds raised in 2022.
Net income for the quarter	$(2,300)	Increase in net income predominantly relates to the gain on sale of the non-core royalty portfolio, offset by the fair value loss on the Silver Stream liability.
Other comprehensive income
Investments fair value gain (non-cash)	$1,033

Decrease in fair value gain on marketable securities recorded through OCI due to a reduction in overall marketable securities investments held during the quarter from the sale of Globex shares in Q4 2022.

Net income and comprehensive income	$(817)	Increase in net income and comprehensive loss predominantly relates to the reasons given above for the net loss variance.

Page 26

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Three months ended March 31
	2023	2022
CASH PROVIDED BY (USED IN)
Operating activities	$184	$(2,434)
Investing activities	(6,738)	(3,279)
Financing activities	(65)	(41)
Foreign exchange effect on cash	(32)	(38)
CHANGE IN CASH AND CASH EQUIVALENTS	(6,651)	(5,792)
Working capital (1)	5,366	23,861
Cash and cash equivalents, beginning	13,558	29,516
Cash and cash equivalents, ending	$6,907	$23,724

(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital”.

Key reasons for variances from March 31, 2022 to March 31, 2023 include:

●

The decrease in cash and cash equivalents was primarily due to cash used in investing activities related to the acquisition of the mineral properties and an investment in a short term investment in a Guaranteed Investment Certificate partially offset by cash proceeds from the sale of the royalty portfolio;

●	Cash provided by operating activities increased due to non-cash working capital items compared to the previous year;
●

Cash used in investing activities increased primarily due to the purchase of a short-term investment in a Guaranteed Investment Certificate, mineral property expenditures primarily related to exploration and field activity, and the purchase of Birch and Casummit Lake properties at the Springpole project;

●	Cash used in financing activities slightly increased due to the increase in lease payments and share issuance costs, partially offset by the decrease in other finance costs;
●

Working capital is lower in Q1 2023 compared to Q1 2022 due to the reduction of the underlying cash balance and sale of investments in current assets despite the decrease in accounts payable and accrued liabilities.

Trends in Liquidity, Working Capital, and Capital Resources

As at March 31, 2023, the Company had working capital of $5,366,000 (December 31, 2022 - $5,612,000). The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the three months ended March 31, 2023, the Company had positive cash flow from operating activities primarily due to changes in working capital. The Company anticipates it will have negative cash flow from operating activities into the foreseeable future.

Since the year ended December 31, 2022, the Company has financed its activities through selling its non-core royalty portfolio and selling some of its investments in other companies. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company remains reliant on equity markets for raising capital through the issuance of new shares until it can generate positive cash flow from operations to finance its exploration and development programs.

The Company believes it has sufficient cash resources to maintain its mineral properties in good standing for the next twelve months, maintain its operations, and meet its flow through expenditure obligations.

Page 27

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

OUTLOOK

We remain focused on advancing the Company’s strategic objectives towards near-term milestones, which include the following:

●	Advancing the Springpole EA process which includes a focus on community, Indigenous rights holder and stakeholder engagement, with a focus on submitting a Final EA report in 2024.
●

Advancing exploration, environmental and technical work at the Duparquet Gold Project, including environmental baseline monitoring, geological data compilation and targeting, initiation of a 2023 drill program, and advancing a PEA study.

●

Progressing some key Feasibility Study areas at Springpole, such as geotechnical optimization, further process optimization, and power connection studies, as well as advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.

●	Pending receipt of exploration permits, executing a Cameron drill program to increase understanding of local geology and identify new targets.
●	Maintaining a strong balance sheet and cash position to fund investing activities consistent with First Mining’s business strategy.
●	Continuing with the environmental, social and governance (“ESG”) reporting framework. The Company intends to issue the 2022 ESG report in June 2023.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition net transaction costs, in some cases. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in the annual financial statements for the year ended December 31, 2022, filed on SEDAR at www.sedar.com. Risks related to financial instruments are discussed under Risks and Uncertainties.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments.  The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.  We do not acquire or issue derivative financial instruments for trading or speculative purposes.  All transactions undertaken are to support our operations.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2023.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s current financial liabilities as at March 31, 2023 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$ 4,334	$ 4,334	$ 4,334	$ -	$ -	$ -
Lease liability	281	308	168	140	-	-
Total	$ 4,615	$ 4,642	$ 4,502	$ 140	$ -	$ -

Page 28

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

Certain Non-IFRS financial measures used in this MD&A are defined below.

The Company has included certain non-IFRS measures in the annual and quarterly information tables above for the calculation of working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ACCOUNTING POLICIES

The Company’s significant accounting policies are in accordance with IFRS and are contained in the annual financial statements for the year ended December 31, 2022. Furthermore, there were no changes in the Company’s accounting policies during the first quarter ended March 31, 2023.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Estimation uncertainties are described in the Company’s annual financial statements for the year ended December 31, 2022.

CRITICAL ACCOUNTING JUDGMENTS

The preparation of financial statements requires management to exercise judgment in the process of applying its accounting policies. Judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. In preparing the Company’s interim financial statements for the three months ended March 31, 2023, the Company used the same accounting policies and methods of computation as in the Company’s annual financial statements for the year ended December 31, 2022. The following section discusses significant accounting policy judgments which have been made in connection with the financial statements for the three months ended March 31, 2023:

Page 29

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditure made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Fair Value Adjustment due to Impairment of Investment in Associates

With respect to its investments in Treasury Metals, PC Gold, and Big Ridge, which are accounted for using the equity method, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability of each investment depends on various factors, including the identification of economic recoverability of reserves at the respective exploration properties, the ability for each company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying company shares themselves. The publicly quoted share price of each company, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s AIF for the year ended December 31, 2022 under the heading “Risks that can affect our business”, which is available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

a)     Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Page 30

FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

If the fair value of our investments in equity instruments designated as fair value through profit and loss (FVTPL) had been 10% higher or lower as at March 31, 2023, net loss for the three months ended March 31, 2023 would have decreased or increased, respectively, by approximately $Nil (2022 – $475,000). If the fair value of our investments in equity instruments designated as fair value through other comprehensive income (FVTOCI) had been 10% higher or lower as at March 31, 2023, other comprehensive income (loss) for the three months ended March 31, 2023 would have decreased or increased, respectively, by $47,000 (2022 – $1,117,000).

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at March 31, 2023, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

March 31, 2023
Cash, cash equivalents and short-term investments	$11,704
Fair value of Silver Stream derivative liability	$(30,791)
Net exposure	$(19,087)
Effect of +/- 10% change in currency	$(1,909)

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability and indirectly the PC Gold Option held relating to the net dilution from Auteco completing its additional 10% equity interest in PC Gold.

b)    Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

c)     Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at March 31, 2023 based on the undiscounted contractual cash flows.

As at March 31, 2023, the Company had cash and cash equivalents of $6,907,000 (December 31, 2022 – $13,558,000).

d)    Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Other Risk Factors

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

●	few properties that are explored are ultimately developed into producing mines;
●	there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
●	with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
●	mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

Global Financial Conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility.  Many industries, including the mining industry, are impacted by volatile market conditions.  Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, armed hostilities (such as those ongoing in the Ukraine) and economic sanctions.  A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges, inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters.  Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all.  In such an event, the Company's operations and financial condition could be adversely impacted.

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2022 filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

Louis Martin, P.Geo., (OGQ 0364) a consultant of First Mining, is a Qualified Person as defined by NI 43-101, and he has reviewed and approved the scientific and technical disclosure in this MD&A relating to the Company’s mineral projects in Quebec.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issuance by the Board, the Company had 809,211,540 common shares issued and outstanding; 32,100,228 warrants outstanding; 56,057,500 options outstanding; 3,837,047 restricted share units outstanding; 6,813,000 performance share units; and 871,750 deferred share units outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes policies and procedures that:

•	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There have been no significant changes in our internal controls during the quarter ended March 31, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 31, 2023. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; the Company’s plans to advance the Duparquet Gold Project in 2023 by undertaking environmental data collection to update the environmental baseline data previously collected by Clifton Star in 2012 and 2013, and to undertake engineering trade-off studies and an updated economic study for Duparquet; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental; statements regarding the completion of a FS for the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding opportunities for resource expansion within the existing footprint of Springpole and in the under-explored Birch-Uchi greenstone belt; statements regarding the continuation in 2023 of environmental data collection at Springpole, and consultation and engagement with Indigenous communities, regulators and stakeholders to support the final EA; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole Gold Project and the expected timing of such EA approval; statements regarding the Company’s compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Auteco Earn-In Agreement and cash payments, share issuances and exploration expenditure commitments thereunder; statements regarding the Big Ridge Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders including, but not limited to, local Indigenous groups; statements regarding maintaining a strong balance sheet and cash position to fund investing activities consistent with the Company’s business strategy; statements regarding the potential impact of the COVID-19 pandemic; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports; and statements regarding the Company’s intention to continue with the ESG reporting framework outlined in the Company’s inaugural ESG report that weas published in July 2022.

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FIRST MINING GOLD CORP. (Expressed in Canadian dollars, unless otherwise indicated)	Management’s Discussion & Analysis For the three months ended March 31, 2023

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading  “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2022 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS

The technical information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws applicable to U.S. companies.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this MD&A has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

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